UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Frank’s International N.V.

(Name of Issuer)

Common Stock, par value €0.01 per share

(Title of Class of Securities)

N33462 107

(CUSIP Number)

Stephen C. Rogers

10260 Westheimer Rd., Suite 200

Houston, Texas 77042

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Mosing Holdings, Inc.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,976,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,976,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,976,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing Family Partnership, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,500,720
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,500,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Steven Brent Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Michael Frank Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Kirkland D. Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. G. Stanton Investments, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. WBM Partnership, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Lori Mosing Thomas Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. JLM Partners, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Kendall G. Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Miller Ginsoma Holdings, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing Revocable Trust
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,500,720
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,500,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) OO – Trust

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Stanton GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Bradford’s GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. 4401 JM GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Miller Ginsoma GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Bryceton G. Thomas Trust
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO – Trust

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 173,777,554
	9.	Sole Dispositive Power 1,586,299
	10.	Shared Dispositive Power 63,592,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,777,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Steven Brent Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,904,776
	9.	Sole Dispositive Power 10,109
	10.	Shared Dispositive Power 62,894,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,904,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Kirkland D. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,226,195
	9.	Sole Dispositive Power 10,307
	10.	Shared Dispositive Power 66,215,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,226,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald E. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,000
	9.	Sole Dispositive Power 91,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. William Bradford Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,928,667
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Melanie Christine Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,324,735
	9.	Sole Dispositive Power 9,324,735
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,324,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Michael Frank Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,928,867
	9.	Sole Dispositive Power 200
	10.	Shared Dispositive Power 9,928,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,867
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Lori Mosing Thomas
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Gregory Stanton Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Jeffrey Louis Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Kendall Garrett Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on August 23, 2013 and as amended through Amendment No. 1 filed on November 5, 2015 (the “Schedule 13D”), relating to the shares of common stock, par value €0.01 per share (the “Common Stock”), of Frank’s International N.V., a limited liability company organized under the laws of The Netherlands (the “Issuer”). The Issuer’s principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, and the Issuer’s primary U.S. offices are located at 10260 Westheimer Rd., Suite 700, Houston, Texas 77042. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background

No modification is made to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

No modification is made to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons acquired the Common Stock reported herein, upon conversion of all of the Issuer’s outstanding shares of Preferred Stock, solely for investment purposes. The Reporting Persons may make additional purchases or other acquisitions or dispositions of Common Stock either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to nominate directors to the Issuer’s Supervisory Board of Directors (the “Supervisory Board”) (pursuant to the Voting Agreement and Articles described in Item 6) and through their voting rights with respect to all of their shares of Common Stock.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) To the best knowledge of the Reporting Persons, as of July 27, 2016, there were 156,200,925 shares of Common Stock outstanding, which when added to the 52,976,000 shares of Common Stock issued upon conversion of all outstanding shares of Preferred Stock totals 209,176,925 shares of Common Stock outstanding. By virtue of the Voting Agreement more fully described in Item 6, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and, for purposes of qualifying the Issuer as a “controlled company,” pursuant to the rules of the New York Stock Exchange. As a group, the Reporting Persons beneficially own in the aggregate 173,777,554 shares of Common Stock, representing 83.1% of the total outstanding shares of Common Stock. Individually, the aggregate number and percentage of class of the Common Stock beneficially owned by the reporting persons include: (i) 52,976,000 shares of Common Stock beneficially owned by Mosing Holdings, representing 25.3% of the outstanding Common Stock, (ii) 10,500,720 shares of Common Stock beneficially owned by DKM PL, representing 5.0% of the outstanding Common Stock, (iii) 9,918,667 shares of Common Stock beneficially owned by SBM LLC, representing 4.7% of the outstanding Common Stock, (iv) 9,918,667 shares of Common Stock beneficially owned by MFM LLC, representing 4.7% of the outstanding Common Stock, (v) 13,224,888 shares of Common Stock beneficially owned by KDM LLC, representing 6.3% of the outstanding Common Stock, (vi) 9,918,667 shares of Common Stock beneficially owned by GSM LP, representing 4.7% of the outstanding Common Stock, (vii) 9,918,667 shares of Common Stock beneficially owned by WBM LP, representing 4.7% of the outstanding Common Stock, (viii) 13,224,888 shares of Common Stock beneficially owned by LMT LLC, representing 6.3% of the outstanding Common Stock, (ix) 9,918,667 shares of Common Stock beneficially owned by JLM Ltd, representing 4.7% of the outstanding Common Stock, (x) 13,224,888 shares of Common Stock beneficially owned by KGM LLC, representing 6.3% of the outstanding Common Stock, (xi) 10,500,720 shares of Common Stock beneficially owned by DKM Trust, representing 5.0% of the outstanding Common Stock, (xii) 9,918,667 shares of Common Stock beneficially owned by SGP LLC, representing 4.7% of the outstanding Common Stock, (xiii) 9,918,667 shares of Common Stock beneficially owned by Bradford’s GP, representing 4.7% of the outstanding Common Stock, (xiv) 9,918,667 shares of Common Stock beneficially owned by 4401 JM GP, representing 4.7% of the outstanding Common Stock, (xv) 9,918,667 shares of Common Stock beneficially owned by MG GP, representing 4.7% of the outstanding Common Stock, (xvi) 13,224,888 shares of Common Stock beneficially owned by BGT Trust, representing 6.3% of the outstanding Common Stock, (xvii) 9,918,667 shares of Common Stock beneficially owned by MGH Ltd, representing 4.7% of the outstanding Common Stock, (xviii) 173,777,554 shares of Common Stock beneficially owned by Donald Keith Mosing, representing 83.1% of the outstanding Common Stock, (xix) 62,904,776 shares of Common Stock beneficially owned by Steven Brent Mosing, representing 30.1% of the outstanding Common Stock, (xx) 66,226,195 shares of Common Stock beneficially owned by Kirkland David Mosing, representing 31.7% of the outstanding Common Stock, (xxi) 91,000 shares of Common Stock beneficially owned by Donald E. Mosing, representing less than 1% of the outstanding Common Stock, (xxii) 9,928,667 shares of Common Stock beneficially owned by William Bradford Mosing, representing 4.7% of the outstanding Common Stock, (xxiii) 9,324,735 shares of Common Stock beneficially owned by Melanie Christine Mosing, representing 4.5% of the outstanding Common Stock, (xxiv) 9,928,867 shares of Common Stock beneficially owned by Michael Frank Mosing, representing 4.7% of the outstanding Common Stock, (xxv) 13,224,888 shares of Common Stock beneficially owned by Lori Mosing Thomas, representing 6.3% of the outstanding Common Stock, (xxvi) 9,918,667 shares of Common Stock beneficially owned by Gregory Stanton Mosing, representing 4.7% of the outstanding Common Stock, (xxvii) 9,918,667 shares of Common Stock beneficially owned by Jeffrey Louis Mosing, representing 4.7% of the outstanding Common Stock and (xxviii) 13,224,888 shares of Common Stock beneficially owned by Kendall Garrett Mosing, representing 6.3% of the outstanding Common Stock.

The 173,777,554 shares of Common Stock listed above as beneficially owned by Donald Keith Mosing includes 50,000 shares of Common Stock held indirectly through his spouse and 66,048 shares of Common Stock held indirectly through his children. Donald Keith Mosing disclaims beneficial ownership of these 116,048 shares of Common Stock. The 66,266,195 shares of Common Stock listed above as beneficially owned by Kirkland David Mosing includes 15,000 shares of Common Stock held indirectly through his spouse. Kirkland David Mosing disclaims beneficial ownership of these 15,000 shares of Common Stock. The 9,928,867 shares of Common Stock listed above as beneficially owned by Michael Frank Mosing includes 10,000 shares of Common Stock held indirectly through his spouse. Michael Frank Mosing disclaims beneficial ownership of these 10,000 shares of Common Stock.

(b) Mosing Holdings does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 52,976,000 shares of Common Stock. DKM PL does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 10,500,720 shares of Common Stock. SBM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. MFM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. KDM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. GSM LP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. WBM LP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. LMT LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. JLM Ltd does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. KGM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. DKM Trust does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 10,500,720 shares of Common Stock. SGP

LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Bradford’s GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. 4401 JM GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. MG GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. BGT Trust does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. MGH Ltd does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Donald Keith Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 173,777,554 shares of Common Stock, sole dispositive power over 1,586,299 shares of Common Stock and shared dispositive power over 63,592,768 shares of Common Stock. Steven Brent Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 62,904,776 shares of Common Stock, sole dispositive power over 10,109 shares of Common Stock and shared dispositive power over 62,894,667 shares of Common Stock. Kirkland D. Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 66,266,195 shares of Common Stock, sole dispositive power over 10,307 shares of Common Stock and shared dispositive power over 66,215,888 shares of Common Stock. Donald E. Mosing does not have sole voting power or shared dispositive power over any shares of Common Stock and has shared voting power and sole dispositive power over 91,000 shares of Common Stock. William Bradford Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 9,928,667 shares of Common Stock, sole dispositive power over 10,000 shares of Common Stock and shared dispositive power over 9,918,667 shares of Common Stock. Melanie Christine Mosing does not have sole voting power or shared dispositive power over any shares of Common Stock and has shared voting power and sole dispositive power over 9,324,735 shares of Common Stock. Michael Frank Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 9,928,867 shares of Common Stock, sole dispositive power over 200 shares of Common Stock and shared dispositive power over 9,928,667 shares of Common Stock. Lori Mosing Thomas does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. Gregory Stanton Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Jeffrey Louis Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Kendall Garrett Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to Be Filed as Exhibits

No modification is made to Item 7 of the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOSING HOLDINGS, INC.

By: /s/ Mosing Holdings, Inc., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

DONALD KEITH MOSING FAMILY PARTNERSHIP, LTD.

/s/ Donald Keith Mosing Family Partnership, Ltd., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

THE STEVEN BRENT MOSING FAMILY, L.L.C.

/s/ The Steven Brent Mosing Family, L.L.C., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

THE MICHAEL FRANK MOSING FAMILY, L.L.C.

/s/ The Michael Frank Mosing Family, L.L.C., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

THE KIRKLAND D. MOSING FAMILY, L.L.C.

/s/ The Kirkland D. Mosing Family, L.L.C., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

G. STANTON INVESTMENTS, LP

/s/ G. Stanton Investments, LP, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

WBM PARTNERSHIP, LP

/s/ WBM Partnership, LP, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

LORI MOSING THOMAS FAMILY, L.L.C.

/s/ Lori Mosing Thomas Family, L.L.C., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

THE KIRKLAND D. MOSING FAMILY, L.L.C.

/s/ The Kirkland D. Mosing Family, L.L.C., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

JLM PARTNERS, LTD.

/s/ JLM Partners, Ltd., by Joshua K. Hancock	8/23/2016
as attorney-in-fact

THE KENDALL G. MOSING FAMILY, L.L.C.

/s/ The Kendall G. Mosing Family, L.L.C., by Joshua K. Hancock as attorney-in-fact	8/23/2016

MILLER GINSOMA HOLDINGS, LTD.

/s/ Miller Ginsoma Holdings, Ltd., by Joshua K. Hancock as attorney-in-fact	8/23/2016

DONALD KEITH MOSING REVOCABLE TRUST

/s/ Donald Keith Mosing Revocable Trust, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

STANTON GP, LLC

/s/ Stanton GP, LLC, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

BRADFORD’S GP, LLC

/s/ Bradford’s GP, LLC, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

BRYCETON G. THOMAS TRUST

/s/ Bryceton G. Thomas Trust, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

4401 JM GP, LLC

/s/ 4401 JM GP, LLC, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

MILLER GINSOMA GP, LLC

/s/ Miller Ginsoma GP, LLC, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Donald Keith Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Donald E. Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Steven Brent Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Kirkland David Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ William Bradford Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Melanie Christine Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Michael Frank Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Gregory Stanton Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Lori Mosing Thomas, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Jeffrey Louis Mosing, by Joshua K. Hancock	8/23/2016
as attorney-in-fact

/s/ Sharon M. Miller, by Joshua K. Hancock	8/23/2016
as attorney-in-fact